UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 3)

FLAG Telecom Group Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G3529X106

(CUSIP Number)

Nancy L. Sanborn Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2004, January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC

Page 2 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Infrastructure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,904
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.2%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Uttar Pradesh Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.3%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Infocomm Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Gateway Net Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 12 Pages

CUSIP No. G3529X106

        This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the SEC on December 12, 2003, amended by Amendment No. 1 filed with the SEC on December 15, 2003 and Amendment No. 2 filed with the SEC on December 22, 2003 (as so amended, the “Statement”). Only those items that are hereby reported are amended. All other items remain unchanged.

        All capitalized terms used in this Amendment No. 3 without definition have the meanings attributed to them in the Statement.

        The items of the Statement set forth below are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is amended by adding the following language to the end of such Item as follows:

        “Gateway and WestLB AG (the “WestLB Shareholder”) have entered into the WestLB Voting Agreement dated as of January 9, 2004 (the “WestLB Agreement”), with respect to 43,874 shares of FLAG Common Stock owned by the WestLB Shareholder (the “WestLB Shares”). No WestLB Shares were purchased by Gateway pursuant to the WestLB Agreement and thus no funds were used for such purpose. However, on January 13, 2004, Gateway paid an aggregate $57,474.94 to the WestLB Shareholder as consideration for the WestLB Agreement. Infocomm provided such funds, from its internal sources, to Gateway as a loan. For a description of the WestLB Agreement, see “Item 4. Purpose of Transaction” below, which description is incorporated into this Item 3 by reference. A copy of the WestLB Agreement is filed as Exhibit I hereto and is incorporated into this Item 3 by reference.

        The aggregate amount of funds required to consummate the Amalgamation referred to in Item 4 below was approximately $211 million. RIL has provided such funds, from its working capital, to Infocomm as a loan. Infocomm, in turn, provided such funds to Gateway as a loan. For a description of the Amalgamation, see “Item 4. Purpose of Transaction” below, which description is incorporated into this Item 3 by reference. A copy of the Amalgamation Agreement is filed as Exhibit B hereto and is incorporated into this Item 3 by reference.”

Item 4. Purpose of Transaction.

        Item 4 is amended by adding the following language to the end of such Item as follows:

        “The purpose of the WestLB Agreement was to facilitate the consummation of the transactions contemplated by the Amalgamation Agreement.

        Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between Gateway and the WestLB Shareholder under the WestLB Agreement but is not an affirmation by any of the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the 1934 Act and Rule 13d-5(b)(1) thereunder.

Page 7 of 12 Pages

CUSIP No. G3529X106

        Pursuant to the WestLB Agreement, the WestLB Shareholder agreed, among other things, to vote the WestLB Shares: (a) in favor of the approval and adoption of the Amalgamation Agreement and each of the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Amalgamation and the transactions contemplated by the Amalgamation Agreement, (ii) any amalgamation, scheme of arrangements, merger, reorganization, consolidation, share exchange, business combination, sale of assets, recapitalization, liquidation, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction with or involving FLAG, other than the Amalgamation Agreement and the transactions contemplated thereby and (iii) any other action the consummation of which would reasonably be expected to impede, frustrate, interfere with, impair, delay or prevent consummation of the transactions contemplated by the Amalgamation Agreement.

        Also, pursuant to the WestLB Agreement, the WestLB Shareholder (i) revoked any and all previous proxies granted with respect to the WestLB Shares, and (ii) granted a proxy appointing Gateway, as the WestLB Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the WestLB Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Gateway or its proxy or substitute shall, in Gateway’s sole discretion, deem proper with respect to the WestLB Shares in accordance with the WestLB Shareholder’s agreement to vote as described above. The proxy granted by the WestLB Shareholder is irrevocable and is granted in consideration of Gateway’s agreement to pay the WestLB Shareholder an aggregate $57,474.94, upon consummation of the transactions contemplated by the Amalgamation Agreement; provided, however, that such proxy shall be revoked upon termination of the WestLB Agreement.

        In addition, the WestLB Shareholder agreed in the WestLB Agreement that during its term it will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any WestLB Shares, (ii) sell, assign, transfer, encumber, deliver pursuant to any tender or exchange offer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any WestLB Shares or (iii) seek or solicit any such sale, assignment, transfer, encumbrance, delivery or other disposition or any such contract, option or other arrangement or assignment or understanding and agreed to notify Gateway promptly and to provide all details requested by Gateway if the WestLB Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

        The WestLB Shareholder also agreed that during the term of the WestLB Agreement it will not (i) exercise any rights (including, without limitation, under the Bermuda Companies Act of 1981, as amended) to demand appraisal of any WestLB Shares which may arise with respect to the Amalgamation, (ii) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire any of the business, property or capital stock of FLAG or any direct or indirect subsidiary of FLAG, or any acquisition of any FLAG Common Stock or other equity interest in, or any assets of, FLAG or any direct or indirect subsidiary of FLAG, whether by merger, amalgamation, purchase of assets,

Page 8 of 12 Pages

CUSIP No. G3529X106

tender offer or other transaction or (iii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing.

        The WestLB Agreement may be terminated by any party thereto at the earlier of (i) the consummation of the Amalgamation and (ii) March 10, 2004.

        The foregoing description of the transactions contemplated by the WestLB Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit I hereto, and such exhibit is specifically incorporated by reference in response to this Item 4.

        Except as set forth in this Statement, the HMC Agreement, the Triage Agreement, the Jackson Agreement, the WestLB Agreement and the Amalgamation Agreement, none of the Reporting Persons nor, to the best of each of the Reporting Person’s knowledge, the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        On January 12, 2004, pursuant to the Amalgamation Agreement, Gateway Bermuda and FLAG completed the Amalgamation. As a result of the Amalgamation, FLAG ceased to exist and New FLAG was formed. Each issued and outstanding share of FLAG Common Stock has been converted into the right to receive $97.41 per share, in cash, from Gateway. Each issued and outstanding share of common stock, par value $1.00 per share, of Gateway Bermuda has been converted into one fully paid and nonassessable share of common stock, par value $1.00 per share, of New FLAG (the “New Common Stock”).

        As a result of the Amalgamation, Gateway became the beneficial owner of all of the outstanding shares of New Common Stock.

        Also on January 12, 2004, (i) pursuant to the HMC Agreement, Gateway paid to the Shareholder an aggregate $1,000,000, (ii) pursuant to the Triage Agreement, Gateway paid the Triage Shareholders an aggregate $224,628.32 and (iii) pursuant to the Jackson Agreement, Gateway paid to the Jackson Shareholder an aggregate $125,103.69.

        Also on January 12, 2004, trading in FLAG common stock ceased.

        On January 13, 2004, pursuant to the WestLB Agreement, Gateway paid to the WestLB Shareholder an aggregate $57,474.94.”

Item 5. Interest in Securities of the Issuer.

        Section (a) of Item 5 is amended and restated in its entirety as follows:

        “(a): As a result of the Amalgamation, (i) Gateway became the beneficial owner of 12,000 shares of New Common Stock, which constitutes 100% of the outstanding shares of New

Page 9 of 12 Pages

CUSIP No. G3529X106

Common Stock, (ii) Infocomm, through its direct interest in Gateway, became the beneficial owner of 12,000 shares of New Common Stock, which constitutes 100% of the outstanding shares of New Common Stock, (iii) Uttar Pradesh, through its indirect interest in Gateway, became the beneficial owner of 7,236 shares of New Common Stock, which constitutes approximately 60.3% of the outstanding shares of New Common Stock, (iv) Communications, through its indirect interest in Gateway, became the beneficial owner of 8,904 shares of New Common Stock, which constitutes approximately 74.2% of the outstanding shares of New Common Stock and (v) RIL, through its indirect interest in Gateway, became the beneficial owner of 5,040 shares of New Common Stock, which constitutes approximately 42% of the outstanding shares of New Common Stock. The percentage of New Common Stock outstanding calculation is based on 12,000 shares of New Common Stock outstanding as of January 12, 2004.

        Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of each Reporting Person’s knowledge, none of the persons listed on Schedule I attached hereto beneficially owns any shares of New Common Stock.”

        Section (b) of Item 5 is amended and restated in its entirety as follows:

        “(b): As a result of the Amalgamation, (i) Gateway has the sole power to vote, and the sole power to dispose of, 12,000 shares of New Common Stock, (ii) Infocomm, through its direct interest in Gateway, may be deemed to share the power to vote, and share the power to dispose of, 12,000 shares of New Common Stock, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to share the power to vote, and share the power to dispose of, 7,236 shares of New Common Stock, (iv) Communications, through its indirect interest in Gateway, may be deemed to share the power to vote, and share the power to dispose of, 8,904 shares of New Common Stock and (v) RIL, through its indirect interest in Gateway, may be deemed to share the power to vote, and share the power to dispose of, 5,040 shares of New Common Stock.”

        Section (c) of Item 5 is amended by amending and restating such Section as follows:

        “(c): Except with respect to the consummation of the transactions contemplated by the HMC Agreement, the Triage Agreement, the Jackson Agreement, the WestLB Agreement and the Amalgamation Agreement which are described in response to Item 4 above and incorporated herein by reference, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, the individuals named in Schedule I hereto, has effected any transaction in FLAG Common Stock or New Common Stock during the past 60 days.

        The descriptions of the transactions contemplated by the HMC Agreement, the Triage Agreement, the Jackson Agreement, the WestLB Agreement and the Amalgamation Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, copies of which are filed as Exhibits A, F, G, I and B hereto, and such exhibits are specifically incorporated into this Item 5 by reference.”

Item 7. Material to Be Filed as Exhibits.

Page 10 of 12 Pages

CUSIP No. G3529X106

        Item 7 is amended by adding the following language to the end of such Item as follows:

“Exhibit I	WestLB Agreement dated as of January 9, 2004 among Gateway and the WestLB Shareholder”

Page 11 of 12 Pages

CUSIP No. G3529X106

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2004

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance
Industries Limited

January 14, 2004

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance
Communications Infrastructure Limited

January 14, 2004

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance
Communications Uttar Pradesh Private Limited

January 14, 2004

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance
Infocomm Limited

January 14, 2004

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance
Gateway Net Limited

Page 12 of 12 Pages